.EX-99.1
Results of 41st Ordinary General Meeting of Shareholders
1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 41st Fiscal Year

—	Total Assets (KRW): 37,033,454million

—	Total Liabilities (KRW): 9,249,797million

—	Capital Stock (KRW): 482,403million

—	Shareholder’s Equity (KRW): 27,783,657million

—	Sales (KRW): 30,642,409million

—	Operating Profit (KRW): 6,540,059million

—	Net Profit (KRW): 4,446,933million

—	Net Profit per Share (KRW): 58,905
m	Approval of details of Dividend

Details	2008
1) Annual Dividend per Share(KRW)	10,000
— Year-End Dividend(KRW)	7,500
— Interim Dividend(KRW)	2,500
2) Dividend Ratio to Market Value(%) including Interim Dividend	2.6
2.	Approval of partial Amendments to Articles of Incorporation.

3.	Approval of Election of Directors
3-1.	Approval of Independent Non-Executive Directors
[List of Independent Non-Executive Directors]

Name	Date of Birth	Major Experience	Tenure
Yoo, Jang-Hee	Feb. 11, 1941	President, East Asian Economic Association(Present)
Vice President, External Affairs, Ewha Womans University
Professor of Graduate School of International Studies, Ewha Womans University
		President, Vice President, The Korea Institute for International Economic Policy	3years

Name	Date of Birth	Major Experience	Tenure
Han, Joon-Ho	Jul. 4, 1945	CEO & Vice Chairman, Samchully Co.,Ltd (Present)
Vice President, The Korean Federation of Science and Technology Societies
Chairman, Korea Atomic Industrial Forum
		Chairman & CEO, Korea Electric Power Corporation	3years
Lee, Young-Sun	Aug. 26, 1947	President of Hallym University (Present) Member of National Economic Advisory Council Head of Institute of State Governance Studies, Yonsei University Professor of Economics, Yonsei University	3years
Kim, Byung-Ki	Jun. 26, 1950	President & Research Fellow, Samsung Economic Research Institute
Deputy Minister, Planning and Management Office, Ministry of Finance and Economy
Commissioner, Korea Financial Intelligence Unit
		Tax Judge, National Tax Tribunal	3years
Lee, Chang- Hee	May. 1, 1960	Professor of College of Law, Seoul National University (Present)
International Director, Tax Law Association (Present)
Certified Public Accountant, Min, Sohn & Kim
		Certified Public Accountant, Samil PricewaterhouseCoopers	3years
3-2.	Approval of Audit Committee Member
[List of Audit Committee Member]

Name	Date of Birth	Major Experience	Tenure
Lee, Chang-Hee	May. 1, 1960	Professor of College of Law, Seoul National University (Present)
International Director, Tax Law Association (Present)
Certified Public Accountant, Min, Sohn & Kim
		Certified Public Accountant, Samil PricewaterhouseCoopers	3years

3-3.	Approval of Executive Directors
[List of Executive Directors]

Name	Date of Birth	Major Experience	Tenure
Chung, Joon-Yang (CEO)	Feb. 3, 1948	Executive Director, POSCO (Present) President & CEO, POSCO E&C (Present) President and Representative Director, POSCO Senior Executive Vice President and Representative Director, POSCO	3 years
Lee, Dong-Hee	Nov. 10, 1949	Executive Director and Senior Executive Vice President (Chief Finance Officer), POSCO (Present) Executive Vice President and Executive Director, POSCO Senior Vice President, POSCO	1 year
Hur, Nam-Suk	Apr.5, 1950	Senior Executive Vice President, POSCO(Chief Operating Officer, Chief Technology Officer, and General Superintendent at Gwangyang Works) (Present)
Executive Vice President, POSCO
		Senior Vice President, POSCO	1 year
Chung, Keel-Sou	Oct.1, 1949	Senior Executive Vice President, POSCO (Chief of Stainless Steel Division) (Present) Executive Vice President, POSCO Senior Vice President, POSCO	1 year
4.	Approval of Total Remuneration Limits for Directors for the 42nd Fiscal Year
—	Total Remuneration Limits in the 42nd fiscal year: KRW 6.0 billion